Exhibit (a)(5)(G)

Employee FAQ

On November 25, 2013, Harris Interactive entered into an Agreement and Plan of Merger (“Merger Agreement”) to be acquired by Nielsen Holdings N.V. (“Nielsen”). Pursuant to the Merger Agreement, Prime Acquisition Corp. (the “Purchaser”), a wholly owned subsidiary of Nielsen, has commenced an offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (including the associated rights to purchase shares of Series A Preferred Stock issued pursuant to the Rights Agreement (as defined in the Offer to Purchase (as defined below)) attached to such shares of common stock (the “Shares”) of Harris Interactive, upon the terms and subject to the conditions set forth in the offer to purchase, dated December 10, 2013 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer”.

If Purchaser consummates the Offer, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement (as described in the Offer to Purchase), Purchaser, Nielsen and Harris Interactive will cause Purchaser to merge with and into Harris Interactive (the “Merger”), with Harris Interactive continuing as the surviving corporation and a wholly owned subsidiary of Nielsen, as soon as possible following the consummation of the Offer, without a meeting of the stockholders of Harris Interactive in accordance with applicable Delaware law.

This Employee FAQ is designed to provide information on how any equity of Harris Interactive that you may have will be treated in the Offer and Merger. For more detailed information concerning the treatment of your equity and the Offer and the Merger in general, please refer to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Harris Interactive with the Security and Exchange Commission (the “SEC”) on December 10, 2013 (as amended from time to time, the “Schedule 14D-9”) and the Tender Offer Statement on Schedule TO filed by Nielsen and the Purchaser with the SEC on December 10, 2013 (as amended from time to time, the “Schedule TO”).

How much is the Purchaser offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

The Purchaser is offering to pay each holder of Shares $2.04 per Share, net to the seller in cash, without interest, and less any applicable withholding taxes. If you are the record owner of your Shares and you tender your Shares in the Offer, you will not have to pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee and such nominee tenders your Shares on your behalf, they may charge you a fee for doing so. You should consult with your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

How do I tender my Shares into the Offer?

If you hold Shares and wish to accept the Offer, this is what you must do:

•	If you are a record holder (i.e. a stock certificate has been issued to you or you hold Shares directly in your name in book-entry form), you must complete and sign the Letter of Transmittal, in accordance with the instructions contained in the Letter of Transmittal, and send it, together with any certificates representing your Shares and any other required documents, to Computershare Trust Company, N.A. (the “Depositary”). The Letter of Transmittal is attached to the Schedule TO and should have already been provided to you by the Depositary. These materials must reach the Depositary before 12:00 midnight, New York City time, on January 31, 2014 (one minute after 11:59 p.m., New York City time, on January 31, 2014) (such date and time, the “Expiration Date”, unless the Purchaser extends the Offer pursuant to and in accordance with the terms of the Merger Agreement, in which event the “Expiration Date” will mean the latest date and time at which the Offer, as so extended by the Purchaser, will expire).

•	If you hold your Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered to the Purchaser pursuant to the Offer.

How long do I have to decide whether to tender into the Offer?

You will be able to tender your Shares into the Offer until the Expiration Date. Please give your broker, dealer, commercial bank, trust company or other nominee instructions in sufficient time to permit such nominee to tender your Shares by the Expiration Date.

Until what time may I withdraw previously tendered Shares? How do I properly withdraw previously tendered Shares?

Shares tendered into the Offer may be withdrawn at any time prior to the Expiration Date. To properly withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal with the required information (as specified in the Offer to Purchase and Letter of Transmittal) to the Depositary prior to the Expiration Date. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such nominee to arrange for the proper withdrawal of your Shares.

What will happen to my equity awards in the Offer and the Merger?

The Offer is being made for all outstanding Shares, and not for options to purchase Shares issued under Harris Interactive’s equity-based compensation plans (each such option, an “Option”), or other equity awards.

Options

At or immediately prior to the time Purchaser accepts validly tendered Shares for payment (the “Acceptance Time”), each Option will, without any action on the part of any Option holder or Harris Interactive, fully vest and become exercisable. To the extent not previously exercised prior to the effective time of the Merger (the “Effective Time”), at the Effective Time each Option will be cancelled and the holder of each such Option will receive an amount in cash, if any, determined by multiplying (i) the excess, if any, of $2.04 over the applicable per Share exercise price of such Option by (ii) the number of Shares such holder could have purchased had such holder exercised such Option in full immediately prior to the Effective Time, without interest, and less any applicable withholding taxes.

Restricted Shares

At or immediately prior to the Acceptance Time, each restricted Share outstanding under any of Harris Interactive’s equity-based compensation plans (each such Share, a “Restricted Share”) will, without any action on the part of any Restricted Share holder or Harris Interactive, cease to be subject to any forfeiture or vesting conditions. At the Effective Time, each such Restricted Share will automatically be converted into, and cancelled in exchange for, the right to receive $2.04 per Share, without interest and less any applicable withholding taxes.

How will my rights to purchase Shares under the 1999 and 2007 Employee Stock Purchase Plans (the “ESPP”) be treated in the Offer and the Merger? How do I tender Shares held in my ESPP account?

The offering period under the ESPP that commenced prior to the date of the Merger Agreement continued until the end of such offering period on December 31, 2013. Pursuant to the Merger Agreement, Harris Interactive is not permitted to establish or commence any new offering periods under the ESPP. Each Share purchased under the ESPP may be tendered into the Offer and if not so tendered, each such Share will be automatically converted in the Merger into the right to receive an amount in cash equal to $2.04 per Share, without interest, and less any applicable withholding tax, on the same basis as all other Shares not so tendered. If you hold Shares in your account under an ESPP, you should have already received tender offer materials and instructions for tendering from E*TRADE.

How do I tender Shares held in my 401(k) account?

If Shares are held in your account under the Harris Interactive 401(k) Plan, you should have received or will be receiving tender offer materials and instructions for tendering from Fidelity.

When will the Offer and the Merger close? When will I receive the consideration for my Shares and equity awards?

If all of the conditions to the Offer (as set forth in the Offer to Purchase) are satisfied or waived, Purchaser will accept for payment and thereafter pay for all Shares validly tendered in the Offer (and not properly withdrawn prior to the Expiration Date) promptly after the Expiration Date. The parties will cause the Merger to occur as soon as possible after the closing of the Offer. Purchaser will make a public announcement no later than 9:00 a.m., New York City time, on February 3, 2014 if any of the Offer conditions are not satisfied or waived and the Expiration Date is extended.

Upon the terms and subject to the conditions of the Offer, payment for all tendered Shares accepted for payment pursuant to the Offer will be made by deposit of the offer price with the Depositary, who will act as agent for tendering stockholders for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders of record who Shares have been accepted for payment. After the closing of the Merger, the Company will pay all amounts payable to holders of Options and Restricted Shares in the Company’s next payroll.

To whom should I talk if I have additional questions about the Offer?

You may call Innisfree M&A Incorporated, the Information Agent for the Offer, toll-free at (888) 750-5834.

Important Additional Information

This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Harris Interactive or any other securities. Nielsen Holdings N.V. and its wholly owned subsidiary Prime Acquisition Corp. have commenced a tender offer for all outstanding shares of common stock of Harris Interactive Inc. and have filed with the SEC a tender offer statement on Schedule TO (including an Offer to Purchase, a Letter of Transmittal and related documents), as amended and which will be further amended as necessary. Harris Interactive has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, as amended and which will be further amended as necessary. These documents contain important information, including the terms and conditions of the tender offer, and stockholders of Harris Interactive are advised to carefully read these documents before making any decision with respect to the tender offer. Investors and security holders may obtain a free copy of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the Solicitation/Recommendation Statement and related documents may be obtained for free by contacting the investor relations department of Harris Interactive at MBurns@HarrisInteractive.com. The Offer to Purchase and related documents may be obtained for free by contacting the investor relations department of Nielsen at kate.vanek@nielsen.com or by directing such requests to the information agent for the tender offer, Innisfree M&A Incorporated, at (888) 750-5834 (toll-free for stockholders) or (212) 750-5833 (collect for bank and brokers).